SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BNC BANCORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05566T101

(CUSIP Number)

EZRA S. BERGER AQUILINE CAPITAL PARTNERS LLC 535 MADISON AVENUE NEW YORK, NY 10022 (212) 624-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ. SULLIVAN & CROMWELL LLP 125 BROAD STREET NEW YORK, NY 10004 (212) 558-4000

May 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 2 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05566T101	Schedule 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D, filed on June 24, 2010, as amended by the first amendment thereto, filed on April 11, 2011, and by the second amendment thereto, filed on April 4, 2012 (the “Prior Statements”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Prior Statements. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Statement.

Item 4. Purpose of the Transaction

On May 31, 2012, Aquiline BNC Holdings LLC and BNC entered into the Securities Purchase Agreement and Amendment No. 1 to Investment Agreement (the “Securities Purchase Agreement”), pursuant to which, subject to certain customary closing conditions, Aquiline BNC Holdings LLC agreed to purchase (i) 21,115 shares of the Company’s mandatorily convertible cumulative non-voting perpetual preferred stock, Series B-1, $1,000 liquidation preference per share (the “Series B-1 Preferred Stock”) and (ii) 4,300 shares of the Company’s mandatorily convertible cumulative non-voting perpetual preferred stock, Series C, $1,000 liquidation preference per share (the “Series C Preferred Stock”), for an aggregate purchase price of $25,415,000 in cash. The Securities Purchase Agreement, which also amends the existing Investment Agreement to reflect the acquisition of the Series B-1 Preferred Stock and Series C Preferred Stock, is attached hereto as Exhibit 1. Aquiline BNC Holdings LLC’s agreement to purchase the Series B-1 Preferred Stock and Series C Preferred Stock is part of private placement expected to total approximately $72,500,000 (the “Private Placement”). The Private Placement is expected to close on approximately June 8, 2012, subject to satisfaction of certain closing conditions.

When purchased, the preferred stock will have the terms set forth in (i) the articles of amendment for the Series C Preferred Stock to be issued to the Purchasers in the form attached as Exhibit A-1 to the Securities Purchase Agreement (the “Series C Preferred Stock Articles of Amendment”) and (ii) the articles of amendment for the Series B-1 Preferred Stock in the form attached hereto as Exhibit A-2 to the Securities Purchase Agreement (the “Series B-1 Preferred Stock Articles of Amendment”, and together with the Series C Preferred Stock Articles of Amendment, the “Articles of Amendment”) each to be made a part of BNC’s Articles of Incorporation, as amended, by the filing of the Articles of Amendment with the North Carolina Department of the Secretary of State. Upon receipt of shareholder approvals required pursuant to NASDAQ Marketplace Rule 5635, the Series C Preferred Stock will be mandatorily convertible into shares of voting Common Stock (the “Voting Common Stock”) of BNC, and the Series B-1 Preferred Stock will be mandatorily convertible into shares of non-voting Common Stock (the “Non-Voting Common Stock”) of BNC, in each case, at a conversion price of $7.00035 subject to adjustment in accordance with the terms of the Articles of Amendment. The Non-Voting Common Stock issuable upon conversion of the Series B-1 Preferred Stock will be convertible into Voting Common Stock in accordance with the terms of the Articles of Incorporation.

Each share of the Series B-1 Preferred Stock and Series C Preferred Stock will initially bear a dividend that mirrors any dividend payable on shares of Common Stock. In addition, each share of Series B-1 Preferred Stock and Series C Preferred Stock will bear a dividend (i) at the rate of 12% per annum for the dividend period beginning on September 30, 2012 and ending on December 31, 2012 and (ii) at the rate of 15% per annum for the dividends accruing during all quarterly dividend periods beginning on or subsequent to December 31, 2012. If the mandatory conversion date with respect to the Series B-1 Preferred Stock and Series C Preferred Stock is prior to any record date, the holder of shares of Series B-1 Preferred Stock or Series C Preferred Stock will not have the right to receive any dividends on the Series B-1 Preferred Stock or Series C Preferred Stock with respect to such record date.

The foregoing description to the Securities Purchase Agreement and the terms contained in the Articles of Amendment are not intended to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement attached hereto as Exhibit 1 and the Series B-1 Preferred Stock Articles of Amendment and the Series C Preferred Stock Articles of Amendment attached as Exhibits A-1 and A-2 to the Securities Purchase Agreement, each of which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7. Material To Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement and Amendment No. 1 to Investment Agreement, dated as of May 31, 2012, by and between Aquiline BNC Bancorp Holdings LLC and BNC Bancorp.

CUSIP NO. 05566T101	Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2012

Aquiline BNC Holdings LLC

By:	Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Financial Services Fund L.P.

By:	Aquiline Capital Partners GP LLC, general partner of Aquiline Financial Services Fund L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings II LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

CUSIP NO. 05566T101	Schedule 13D

Aquiline Financial Services Fund (Offshore) L.P.

By:	Aquiline Capital Partners GP (Offshore) Ltd., general partner of Aquiline Financial Services Fund (Offshore) L.P.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners GP (Offshore) Ltd.

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Capital Partners LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings LLC

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings LP

By:	Aquiline Holdings GP Inc., general partner of Aquiline Holdings LP

By:	/s/ Sandra Wijnberg
	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings GP Inc.

By:	/s/ Sandra Wijnberg

CUSIP NO. 05566T101	Schedule 13D

	Name:	Sandra Wijnberg
	Title:	Authorized Signatory

Aquiline Holdings (Offshore) L.P.

By:	Aquiline Holdings GP (Offshore) Ltd., general partner of Aquiline Holdings (Offshore) L.P.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Aquiline Holdings GP (Offshore) Ltd.

By:	/s/ Jeffrey Greenberg
	Name:	Jeffrey Greenberg
	Title:	Authorized Signatory

Jeffrey Greenberg

/s/ Jeffrey Greenberg
Jeffrey Greenberg

CUSIP NO. 05566T101	Schedule 13D

INDEX OF EXHIBITS

Exhibit 1	Securities Purchase Agreement and Amendment No. 1 to Investment Agreement, dated as of May 31, 2012, by and between Aquiline BNC Bancorp Holdings LLC and BNC Bancorp.